

April 27, 2006

GOLDBELT ANNOUNCES RESULTS FROM DIAMOND DRILLING

Goldbelt Resources Ltd. (TSXV: GLD) is pleased to announce results from diamond drill holes undertaken at the Inata prospect. The diamond drill holes were completed in October, 2005 and were conducted for geotechnical purposes. Two holes were drilled to test deep extensions of the Inata resources. Core sampling was delayed until completion of the geotechnical testwork. The sample results have demonstrated further extension of mineralization at Inata North and Inata Central, the significant results of which are shown below.

Hole Id.	Coordinates East	North	Dip	Azimuth	Interval (m)	Estimated True Width*	Width (m)	Grade (g/t)
INATA NORTH BEST MINERALIZED INTERSECTIONS > 0.5g/t Au								
INDD024	682690	1588420	-60	90	222 - 237	11.3	**15**	2.3
INDD032	682690	1588425	-50	270	41 - 56	6	**15**	1.5
					126 - 132	2.4	**6**	5.1
					164 - 190	10.4	**26**	2.7
INDD033	682680	1588365	-60	90	195 - 230	26.3	**35**	2.6

Hole Id.	Coordinates East	North	Dip	Azimuth	Interval (m)	Estimated True Width*	Width (m)	Grade (g/t)
INATA CENTRAL BEST MINERALIZED INTERSECTIONS > 0.5g/t Au								
INDD029	682855	1587115	-60	90	153 - 159	4.5	**6**	2.6
INDD030	682820	1587065	-60	90	183 - 193	7.5	**10**	2.2
INDD031	683010	1587115	-50	270	24 - 27	1.2	**3**	2.6
					80-89	3.6	**9**	1.7
					99 - 117	7.2	**18**	18

*Estimated true widths are between 75-80% of interval widths for holes drilled to the East and between 35-40% for holes drilled to the West.

Collin Ellison, President and CEO said "We are very pleased with the results from the diamond drilling results undertaken at Inata. The results confirmed the depth extension of mineralization at Inata and have provided us with additional resource targets for our 2006 drill program".

Collin Ellison, President and CEO, is the qualified person and has reviewed the results, sampling procedures and data contained in this release. For additional information, please visit the Company's website www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or Collin Ellison, President and CEO at (416) 364-0557 or by email lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.

Per: *"Collin Ellison"*
Collin Ellison, President and CEO